SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-8F

             APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
                             INVESTMENT COMPANIES

I.       General Identifying Information

1. Reason fund is applying to deregister

         [   ]    Merger
         [ X ]    Liquidation
         [   ]    Abandonment of Registration
         [   ]    Election of status as a Business Development Company


2.  Name of fund: UC Co Investment Fund LLC

3.  Securities and Exchange Commission File No.: 811-21599

4.  Is this an initial Form N-8F or an amendment to a previously filed Form N-
8F?

         [  ]     Initial Application       [ X  ]   Amendment

5.  Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  c/o Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Michael K. Hoffman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036
                  (212) 735-3406

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

                  Michael K. Hoffman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036
                  (212) 735-3406

8.  Classification of fund:

         [X] Management company;
         [ ] Unit investment trust; or
         [ ] Face-amount certificate company.

9.  Subclassification if the fund is a management company:

         [ ]    Open-end          [X]     Closed-end

10.  State law under which the fund was organized or formed: Delaware

11. Provide the name and address of each investment adviser of the fund during the last five years, even if the fund's contracts with those advisers have been termi nated:

                  UC Co Advisors LLC
                  c/o Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: None

13.  Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

         [ ]    Yes               [X]     No

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes [ ] No

                  If Yes, state the date on which the board vote took place:

                  The sole member approved the liquidation as of September 16, 2004.

                                If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes [ ] No

                  If Yes, state the date on which the shareholder vote took place:

                  Shareholders provided written consents dated as of December 12, 2004

                                If No, explain:

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [X] Yes [ ] No

         (a) 12/15/2004

         (b) Were the distributions made on the basis of net assets?

                  [X] Yes [ ] No

         (c) Were the distributions made pro rata based on share ownership?

                  [X] Yes [ ] No

         (d) The fund distributed to each shareholder the exact amount which the shareholder paid for its investment in the fund.

         (e) Were any distributions to shareholders made in kind?

                  [ ]    Yes              [X]      No

17.  Has the fund issued senior securities?

                  [ ]    Yes              [X]      No

18.  Has the fund distributed all of its assets to the fund's shareholders?

                  [X] Yes [ ] No

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [   ]    Yes              [X]      No

III.     Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

                  [   ]    Yes              [X]      No

21.  Does the fund have any outstanding debts or any other liabilities?

                  [   ]    Yes              [X]      No

IV.      Information about Event(s) Leading to Request for Deregistration

22.      (a)      List the expenses incurred in connection with the Liquidation:

                  (i)  Legal Expenses: $1035 (See (b).)
                 (ii)  Accounting Expenses: Not applicable.
                (iii) Other expenses (list and identify separately): Not applicable.
                 (iv)  Total expenses (sum of lines (i)-(iii): Not applicable.

         (b) How were those expenses allocated? All expenses were paid by the fund's investment advisor.

         (c) Who paid those expenses? All expenses were paid by the fund's investment advisor.

         (d) How did the fund pay for unamortized expenses (if any)? All expenses were paid by the fund's investment advisor.

23. Has the fund previously filed an application for an order of the Commission regarding the Liquidation?

         [ ]    Yes               [X]     No

V.       Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

         [ ]    Yes               [X]     No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]    Yes               [X]     No

VI.      Mergers Only

26.  Not applicable

                                 VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F applica tion for an order under section 8(f) of the Investment Company Act of 1940 on behalf of UC Co Investment Fund LLC, (ii) he or she is the President of UC Co Investment Fund LLC, and (iii) all actions by shareholders, directors and any other body neces sary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                             UC CO INVESTMENT FUND LLC


                                             By: /s/ Jon Ashley
                                                 ------------------------------
                                                 Jon Ashley
                                                 President